UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of                                                          January 2003

ASIA PACIFIC RESOURCES LTD.

712C 12th Street, New Westminster, B.C. V3M 4J6

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F    Form 40 F

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-565 (20-F Registration Commission File Number: 0-26636)

DOCUMENTS FILED:            Press release January 27, 2003
DESCRIPTION:                       Company update – change in address

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC RESOURCES LTD.

(Registrant)

	By	/s/ Doris Meyer

Date January 28, 2003		(Signature)

Doris Meyer, Assistant Corporate Secretary,

News Release

Asia Pacific Resources Announces Private Placement of $2.2 million

(Toronto, Canada. January 27, 2003.) Asia Pacific Resources Ltd. announces that it has agreed the terms of a non-brokered private placement to a Canadian financial institution of 21,751,896 million common shares at a subscription price of $0.10 per share, for gross proceeds of approximately $2,175,190. Upon completion of this private placement, Asia Pacific Resources will have 463,976,898 common shares issued and outstanding. Completion of the private placement is subject to regulatory approval.

“The proceeds of this private placement will be used in support of finalizing our application for a Mining Lease in respect of our Udon mining project in northern Thailand, and the balance for general corporate purposes,” said John Bovard, President and Chief Executive Officer of Asia Pacific Resources.

“With the recent amendments to the Thai Mining Act now in force, securing the required development approvals from the Thai authorities will be a key next step in this important project,” concluded Mr. Bovard.

About Asia Pacific Resources

Asia Pacific Resources has identified two large potash deposits, the Udon North and Udon South deposits near Udon Thani in northeast Thailand. In September 1998, the Company completed a feasibility study on the South deposit, which ranks among the highest-grade potash resources in the world. A new study is currently being reviewed and optimized, so that the project's future development will be able to capitalize fully on the inherent competitive strengths of the resource, as well as its location close to the growing potash markets of Asia.

The Company’s shares are listed on the TSX, as well as the Frankfurt and Stuttgart Stock Exchanges under the symbol APQ and on the OTCBB under the symbol APQCF.

The information provided in this news release may contain forward looking statements within the meaning of the Safe Harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources Ltd.’s current expectations and beliefs and are subject to a number of risks and uncertainty that can cause actual results to differ materially from those described in the forward looking statements.

For further information, contact
Forbes West
The Sherbourne Group
416-203-2200/ 1-888-655-5532
forbes@sherbournegroup.ca